EXHIBIT 99.1

                         FORM 3 - MR. JAMES B. WENSVEEN

1,155,725 shares of Common Stock are owned by Asia Investment Ltd., a British West Indies company that is wholly owned by Mr. Wensveen. Mr. Wensveen exercises sole voting and dispositive power over the shares. Mr. Wensveen disclaims beneficial ownership of the shares owned by Asia Investment Ltd.